# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: G91458102
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, Virgin Islands British (D8), 100016
Date of event which requires filing of this statement: 05/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001541680
Persons authorized to receive notices and communications: Mr. Sheng Chen, Guanjie Building, Southeast 1st Fl, 10#, Jiuxianqiao East Road, Chaoyang District, Beijing, China (F4), 100016, (86) 10 8456-2121

## Reporting persons
- Sheng Chen (CIK 0001541680): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: subject company funds (SC), personal funds (PF), other (OO); sole voting power 98,440,275; shared voting power 455,296,932; sole dispositive power 98,440,275; shared dispositive power 0; aggregate amount beneficially owned 553,737,207 (32.4% of the class)
  Comment: (1) Representing (i) 33,628,927 Class A Ordinary Shares held by GenTao Capital Limited ("GenTao"), (ii) 19,670,117 Class B Ordinary Shares held by Fast Horse Technology Limited ("Fast Horse"), (iii) 8,087,875 Class B Ordinary Shares held by Sunrise Corporate Holding Ltd. ("Sunrise"), (iv) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group Limited ("Personal Group"), (iv) 1,479,660 Class A Ordinary Shares held by Zentribe Capital (BVI) Limited ("Zentribe"), (v) 34,744,206 Class A Ordinary Shares acquired by Beacon Capital Group Inc. ("Beacon") from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), and (vi) 455,296,932 Class A Ordinary Shares held by Success Flow International Investment Limited ("Investor A"), representing all of the Class A Ordinary Shares held by the entity in the Issuer, pursuant to which Mr. Sheng Chen has the power to give Investor A voting instructions on certain matters and thus enjoys shared voting power with respect to these shares. On May 13, 2026, a share purchase agreement was entered into by non-controlled and non-consolidated affiliates of Contemporary Amperex Technology Co., Limited (the "Buyers") and Investor A and Choice Faith Group Holdings Limited ("Investor B") as sellers, for the Buyers to purchase from the sellers in aggregate up to 650,424,192 Class A ordinary shares in the Issuer (the "Proposed Transaction"). The closing of the Proposed Transaction is expected to take place in the fourth quarter of 2026. Concurrently, the Buyers entered into a voting and consortium agreement with Mr. Sheng Chen, among others, effective immediately upon the closing of the Proposed Transaction. Pursuant to these agreements, immediately upon the closing of the Proposed Transaction, Mr. Sheng Chen will no longer have the power to give Investor A voting instructions on certain matters with respect to the 455,296,932 Class A Ordinary Shares held by it, and will have the power to give the Buyers voting instructions on certain matters and enjoys shared voting power with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement. Accordingly, upon the closing of the Proposed Transaction, the total number of shares of the Issuer beneficially owned by Mr. Sheng Chen will be up to 423,652,371 (which excludes 455,296,932 Class A Ordinary Shares previously held by Investor A, but includes up to 325,212,096 Class A Ordinary Shares held by the Buyers), representing up to 24.8% of the Issuer's total outstanding shares and up to 34.3% in terms of voting power. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise, Zentribe, Personal Group and Beacon and may be deemed to have beneficial ownership of the shares held by them.
  
  (2) Calculation based on 1,708,149,858 outstanding Ordinary Shares as a single class as of March 31, 2026, being the sum of (i) 1,677,368,135 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Share, par value of $0.00001 per share ("Class D Ordinary Shares") of the Issuer, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- GenTao Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 33,628,927; shared voting power 455,296,932; sole dispositive power 33,628,927; shared dispositive power 0; aggregate amount beneficially owned 488,925,859 (28.6% of the class)
  Comment: (1) Representing 33,628,927 Class A Ordinary Shares held by GenTao and 455,296,932 Class A Ordinary Shares held by Investor A, representing all of the Class A Ordinary Shares held by the entity in the Issuer, pursuant to which GenTao has the power to give Investor A voting instructions on certain matters and thus enjoys shared voting power with respect to these shares. Immediately upon the closing of the Proposed Transaction, GenTao will no longer have the power to give Investor A voting instructions on certain matters with respect to the 455,296,932 Class A Ordinary Shares held by it, and will have the power to give the Buyers voting instructions on certain matters and enjoys shared voting power with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement. Accordingly, upon the closing of the Proposed Transaction, the total number of shares of the Issuer beneficially owned by GenTao will be up to 358,841,023 (which excludes 455,296,932 Class A Ordinary Shares previously held by Investor A, but includes up to 325,212,096 Class A Ordinary Shares held by the Buyers), representing up to 21.0% of the Issuer's total outstanding shares and up to 18.0% in terms of voting power.
  
  (2) Calculation based on 1,708,149,858 outstanding Ordinary Shares as a single class as of March 31, 2026, being the sum of (i) 1,677,368,135 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Share, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Fast Horse Technology Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 19,670,117; shared voting power 455,296,932; sole dispositive power 19,670,117; shared dispositive power 0; aggregate amount beneficially owned 474,967,049 (27.8% of the class)
  Comment: (1) Representing 19,670,117 Class B Ordinary Shares held by Fast Horse and 455,296,932 Class A Ordinary Shares held by Investor A, representing all of the Class A Ordinary Shares held by the entity in the Issuer, pursuant to which Fast Horse has the power to give Investor A voting instructions on certain matters and thus enjoys shared voting power with respect to these shares. Immediately upon the closing of the Proposed Transaction, Fast Horse will no longer have the power to give Investor A voting instructions on certain matters with respect to the 455,296,932 Class A Ordinary Shares held by it, and will have the power to give the Buyers voting instructions on certain matters and enjoys shared voting power with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement. Accordingly, upon the closing of the Proposed Transaction, the total number of shares of the Issuer beneficially owned by Fast Horse will be up to 344,882,213 (which excludes 455,296,932 Class A Ordinary Shares previously held by Investor A, but includes up to 325,212,096 Class A Ordinary Shares held by the Buyers), representing up to 20.2% of the Issuer's total outstanding shares and up to 26.3% in terms of voting power.
  
  (2) Calculation based on 1,708,149,858 outstanding Ordinary Shares as a single class as of March 31, 2026, being the sum of (i) 1,677,368,135 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Share, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Sunrise Corporate Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 8,087,875; shared voting power 455,296,932; sole dispositive power 8,087,875; shared dispositive power 0; aggregate amount beneficially owned 463,384,807 (27.1% of the class)
  Comment: (1) Representing 8,087,875 Class B Ordinary Shares held by Sunrise and 455,296,932 Class A Ordinary Shares held by Investor A, representing all of the Class A Ordinary Shares held by the entity in the Issuer, pursuant to which Sunrise has the power to give Investor A voting instructions on certain matters and thus enjoys shared voting power with respect to these shares. Immediately upon the closing of the Proposed Transaction, Sunrise will no longer have the power to give Investor A voting instructions on certain matters with respect to the 455,296,932 Class A Ordinary Shares held by it, and will have the power to give the Buyers voting instructions on certain matters and enjoys shared voting power with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement. Accordingly, upon the closing of the Proposed Transaction, the total number of shares of the Issuer beneficially owned by Sunrise will be up to 333,299,971 (which excludes 455,296,932 Class A Ordinary Shares previously held by Investor A, but includes up to 325,212,096 Class A Ordinary Shares held by the Buyers), representing up to 19.5% of the Issuer's total outstanding shares and up to 20.5% in terms of voting power.
  
  (2) Calculation based on 1,708,149,858 outstanding Ordinary Shares as a single class as of March 31, 2026, being the sum of (i) 1,677,368,135 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Share, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Personal Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 829,490; shared voting power 455,296,932; sole dispositive power 829,490; shared dispositive power 0; aggregate amount beneficially owned 456,126,422 (26.7% of the class)
  Comment: (1) Representing four Class A Ordinary Shares, 769,486 Class B Ordinary Shares, 60,000 Class C Ordinary Shares held by Personal Group, and 455,296,932 Class A Ordinary Shares held by Investor A, representing all of the Class A Ordinary Shares held by the entity in the Issuer, pursuant to which Personal Group has the power to give Investor A voting instructions on certain matters and thus enjoys shared voting power with respect to these shares. Immediately upon the closing of the Proposed Transaction, Personal Group will no longer have the power to give Investor A voting instructions on certain matters with respect to the 455,296,932 Class A Ordinary Shares held by it, and will have the power to give the Buyers voting instructions on certain matters and enjoys shared voting power with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement. Accordingly, upon the closing of the Proposed Transaction, the total number of shares of the Issuer beneficially owned by Personal Group will be up to 326,041,586 (which excludes 455,296,932 Class A Ordinary Shares previously held by Investor A, but includes up to 325,212,096 Class A Ordinary Shares held by the Buyers), representing up to 19.1% of the Issuer's total outstanding shares and up to 16.8% in terms of voting power.
  
  (2) Calculation based on 1,708,149,858 outstanding Ordinary Shares as a single class as of March 31, 2026, being the sum of (i) 1,677,368,135 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Share, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Beacon Capital Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 34,744,206; shared voting power 0; sole dispositive power 34,744,206; shared dispositive power 0; aggregate amount beneficially owned 34,744,206 (2% of the class)
  Comment: (1) Representing 34,744,206 Class A Ordinary Shares by Beacon. Immediately upon the closing of the Proposed Transaction, Beacon will have the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement. Accordingly, upon the closing of the Proposed Transaction, the total number of shares of the Issuer beneficially owned by Beacon will be up to 359,956,302 (which includes up to 325,212,096 Class A Ordinary Shares held by the Buyers), representing up to 21.1% of the Issuer's total outstanding shares and up to 18.1% in terms of voting power.
  
  (2) Calculation based on 1,708,149,858 outstanding Ordinary Shares as a single class as of March 31, 2026, being the sum of (i) 1,677,368,135 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Share, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Zentribe Capital (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,479,660; shared voting power 0; sole dispositive power 1,479,660; shared dispositive power 0; aggregate amount beneficially owned 1,479,660 (0.1% of the class)
  Comment: (1) Representing 1,479,660 Class A Ordinary Shares held by Zentribe. Immediately upon the closing of the Proposed Transaction, Zentribe will have the power to give the Buyers voting instructions on certain matters and enjoys shared voting power with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement. Accordingly, upon the closing of the Proposed Transaction, the total number of shares of the Issuer beneficially owned by Zentribe will be up to 326,691,756 (which includes up to 325,212,096 Class A Ordinary Shares held by the Buyers), representing up to 19.1% of the Issuer's total outstanding shares and up to up to 16.5% in terms of voting power.
  
  (2) Calculation based on 1,708,149,858 outstanding Ordinary Shares as a single class as of March 31, 2026, being the sum of (i) 1,677,368,135 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Share, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, Virgin Islands British (D8), 100016
Comment:
*This statement on Schedule 13D constitutes Amendment No.10 to the initial Schedule 13D (the "Original Schedule 13D") filed on April 8, 2022 on behalf of each of Mr. Sheng Chen and GenTao Capital Limited, as amended by the Amendment No.1 filed on September 14, 2022 (the "Amendment No.1"), Amendment No.2 filed on February 17, 2023 (the "Amendment No.2"), Amendment No.3 filed on July 12, 2023 (the "Amendment No.3"), Amendment No.4 filed on August 1, 2023 (the "Amendment No.4"), Amendment No. 5 filed on November 16, 2023 (the "Amendment No. 5"), Amendment No. 6 filed on December 28, 2023 (the "Amendment No. 6"), Amendment No. 7 filed on February 6, 2024 (the "Amendment No. 7"), Amendment No. 8 filed on July 8, 2024 (the "Amendment No. 8") and Amendment No. 9 filed on August 22, 2024 (the "Amendment No. 9", and together with the Original Schedule 13D, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the "Original 13D Filings"), with respect to ordinary shares ("Ordinary Shares"), comprising Class A ordinary shares, par value of $0.00001 per share ("Class A Ordinary Shares"), Class B ordinary shares, par value of $0.00001 per share ("Class B Ordinary Shares"), and Class C ordinary shares, par value of $0.00001 per share ("Class C Ordinary Shares") of VNET Group, Inc., a Cayman Islands company ("Issuer").

**This CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"), each representing six Class A Ordinary Shares of the Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No.10") amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No.10 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not otherwise defined herein have the meanings given to such terms in the Original 13D Filings.

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

(i) Mr. Sheng Chen;
(ii) GenTao;
(iii) Fast Horse;
(iv) Sunrise;
(v) Personal Group;
(vi) Beacon; and
(vii) Zentribe.

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.35. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
Residence or business address: (vi) The principal business address of Zentribe is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment: (iv) Zentribe is a business company organized in the British Virgin Islands, solely engaged in holding, distributing or effecting any sale of securities held by it. Mr. Sheng Chen wholly owns and controls all the outstanding securities of Zentribe, and is the sole director of Zentribe. Zentribe has no executive officer.
Citizenship: British Virgin Islands

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is further supplemented by the following.

On May 13, 2026, a share purchase agreement was entered into by non-controlled and non-consolidated affiliates of Contemporary Amperex Technology Co., Limited (the "Buyers") and Investor A and Investor B as sellers, for the Buyers to purchase from the sellers in aggregate up to 650,424,192 Class A ordinary shares in the Issuer (the "Proposed Transaction"). The closing of the Proposed Transaction is expected to take place in the fourth quarter of 2026. Concurrently, the Buyers entered into a voting and consortium agreement with Mr. Sheng Chen, among others, effective immediately upon the closing of the Proposed Transaction, a copy of which is attached hereto as Exhibit 99.34. Pursuant to these agreements, immediately upon the closing of the Proposed Transaction, Mr. Sheng Chen will no longer have the power to give Investor A voting instructions on certain matters with respect to the 455,296,932 Class A Ordinary Shares held by it, and will have the power to give the Buyers voting instructions on certain matters with respect to up to 325,212,096 Class A Ordinary Shares held by them, the exact number of which is subject to changes pursuant to the share purchase agreement and the voting and consortium agreement.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: None of the Reporting Persons affirms the existence of a group, either or individually or collectively with the Investor Filers. The Reporting Persons also disclaim any beneficial ownership over the 195,127,260 Class A Ordinary Shares beneficially owned by Investor B and Investor Parent, which are not subject to the voting arrangement described in Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is further supplemented by the following.

Arrangement with the Buyers in the Ordinary Shares held in the Issuer

On May 13, 2026, a share purchase agreement was entered into by non-controlled and non-consolidated affiliates of Contemporary Amperex Technology Co., Limited and Investor A and Investor B as sellers, for the Buyers to purchase from the sellers in aggregate up to 650,424,192 Class A ordinary shares in the Issuer. The closing of the Proposed Transaction is expected to take place in the fourth quarter of 2026. Under this agreement, Investor B may dispose of up to 195,127,260 Class A Ordinary Shares held by it before the closing of the Proposed Transaction, unless the Buyers require the closing in respect of all of such Class A ordinary shares to take place on or before September 15, 2026, subject to the terms and conditions therein. Concurrently, the Buyers entered into a voting and consortium agreement with Mr. Sheng Chen, among others, effective immediately upon the closing of the Proposed Transaction.

Pursuant to the voting and consortium agreement, during the period commencing at the closing and ending on the second anniversary of the closing (subject to extension by mutual agreement for an additional 24 months), each Buyer agrees to vote a number of shares equal to 50% of the Class A Ordinary Shares held by it as of the closing, less the Founder Indirect Shares (as defined below), in accordance with written voting instructions provided by the Founder Parties (as defined therein). Upon receipt of such instructions, each Buyer shall appoint Mr. Sheng Chen (or his designee) as proxy with respect to the above shares. Notwithstanding the foregoing, each Buyer retains the right to vote independently on certain protective matters, including amendments to the Issuer's constitutional documents, mergers or restructuring, bankruptcy or dissolution proceedings, and any repurchase, redemption, or cancellation of the Issuer's securities.

The Founder Parties have a right of first refusal to purchase all or part of any equity securities that a Buyer proposes to sell, at the same price and on the same terms, subject to a 10 business day exercise period. The Founder Parties are also entitled to subscribe for limited partnership interests in PJ Millennium Limited Partnership, the parent fund of the Buyers, the sole owner of the Buyers, up to 30% of the outstanding limited partnership interest, on terms no less favorable than those offered to other limited partners (the shares in the Issuer on a proportionate basis, the "Founder Indirect Shares").

The information set forth in Item 4 is hereby incorporated by reference in its entirety in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented by adding the following:

Exhibit No. Description
99.34 Voting and Consortium Agreement by and among Mr. Sheng Chen, GenTao, Personal Group, Fast Horse, Sunrise, Beacon, Zentribe, PJ Millennium I Limited and PJ Millennium II Limited dated May 13, 2026
99.35 Joint Filing Agreement among the Reporting Persons dated May 15, 2026

## Signatures
- Sheng Chen: /s/ Sheng Chen, Sheng Chen (05/15/2026)
- GenTao Capital Limited: /s/ Sheng Chen, Sheng Chen/Director (05/15/2026)
- Fast Horse Technology Limited: /s/ Sheng Chen, Sheng Chen/Director (05/15/2026)
- Sunrise Corporate Holding Ltd.: /s/ Sheng Chen, Sheng Chen/Director (05/15/2026)
- Personal Group Limited: /s/ Sheng Chen, Sheng Chen/Director (05/15/2026)
- Beacon Capital Group Inc.: /s/ Sheng Chen, Sheng Chen/Director (05/15/2026)
- Zentribe Capital (BVI) Limited: /s/ Sheng Chen, Sheng Chen/Director (05/15/2026)